

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2022

John Berg
Chief Financial Officer
Guerrilla RF, Inc.
1196 Pleasant Ridge Road, Suite 5
Greensboro, North Carolina 27409

> **Re: Guerrilla RF, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 2, 2022**
> **File No. 333-261860**

Dear Dr. Berg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

Amendment 1 to Form S-1 Filed on February 2, 2022

Unaudited Pro Forma Combined Financial Information, page F-49

1. We note your disclosures in the second and fifth sentences of the fifth paragraph on page F-49 state the pro forma financial statements do not include non-recurring charges related to the Merger and the pro forma statements of operations only include adjustments that are expected to have a continuing impact. Please be advised that these disclosures do not comply with the recently revised pro forma requirements in Article 11 of Regulation S-X and do not appear to be consistent with your pro forma financial statements, including adjustment (i). Please revise the disclosures on page F-49 to comply with Article 11 of Regulations S-X and ensure your pro forma financial statements include all required pro forma adjustments.

Unaudited Combined Balance Sheets, page F-50

2.   Please revise your pro forma balance sheet as of September 30, 2021 to disclose the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Notes to Unaudited Pro Forma Financial Statements, page F-53

3.   In regard to financial statement line items that are impacted by several pro forma adjustments, please provide a summary that clearly shows the impact of each pro forma adjustment on the balances presented. This information can be provided in a footnote or in a manner similar to how you present the impact of pro forma adjustments on cash.

4.   Refer to adjustment (e) on page F-53. Please revise note (e) to only include the shares issued for cash in the private placement. Please provide a separate footnote to disclose the shares issued by Laffin in exchange for the outstanding preferred shares and common shares of Guerrilla RF and the shares issued in exchange for the outstanding notes payable that were the result of the Merger.

        You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell, Staff Accountant at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue, Staff Attorney at 202-551-6001 or Sherry Haywood, Staff Attorney at 202-551-3345 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing